Exhibit 99.1

CGG launches its share capital increase with preferential subscription rights for an amount of approximately €112.2 million through the issuance of new shares, each with one warrant attached

•	Subscription price: €1.56 per new share, each with one warrant attached

•	Subscription ratio: 13 ABSAs for 4 Rights

•	Subscription period: from January 22, 2018 to February 2, 2018 inclusive

•	Trading period for Rights: from January 18, 2018 to January 31, 2018 inclusive

•	The transaction is part of CGG’s financial restructuring plan and allows the subscribers to take part in the recovery of the sector through the Warrants #2

•	The transaction is backstopped by DNCA (in cash) for up to approximately €71.39 million and by the Senior Note holders for the remaining unsubscribed portion (by way of set-off against claims)

Paris, France – January 17, 2018

CGG (the “Company”) announces today the terms of its share capital increase with preferential subscription rights (the “Rights”) for an amount of approximately €112.2 million (including share premium) (the “Rights Issue”), by way of an issuance of shares of the Company (the “New Shares”) each with one warrant attached (the “Warrants #2” and together with the New Shares, the “ABSAs”).

Main terms of the Rights Issue

The Rights Issue will result in the creation of 71,932,731 ABSAs, at a subscription price of €1.56 per share (i.e. €0.01 nominal and €1.55 share premium) representing a maximum gross product (including share premium) of €112,215,060.36 (assuming that the Rights Issue is fully subscribed in cash).

Each shareholder of CGG will receive one Right for each share recorded in its securities account (enregistrement comptable) at the end of the fiscal day on January 17, 2018. The ABSA subscription will be made at the subscription price of €1.56 per ABSA (i.e. €0.01 nominal and €1.55 share premium), four Rights allowing their holder to subscribe for 13 ABSAs irreducibly.

Subscriptions on a reducible basis will be admitted but may be reduced in the event of oversubscription of the Rights Issue in excess of 71,932,731 ABSAs. The ABSAs not subscribed on an irreducible basis will be allocated to holders of Rights who have placed orders on a reducible basis and allocated among them subject to such reduction.

The Rights Issue will be open to the public in France only and in private placements to institutional investors outside of France.

Key characteristics of the Warrants #2

The Warrants #2 will be securities giving access to the share capital within the meaning of articles L. 228-91 et seq. of the French Code de commerce. The exercise of Warrants #2 allows the subscribers of the ABSAs (or their transferees) to take part in the recovery of the sector if CGG’s share price exceeds €4.02 per share.

One (1) Warrant #2 will be attached to each New Share. Upon issuance, each Warrant #2 will be detached from the New Share to which it was originally attached.

The Warrants #2 will be listed on Euronext Paris separately from the existing shares of the Company, under the ISIN code FR0013309622.

Three (3) Warrants #2 will entitle their holder to subscribe to two (2) new shares (the “Exercise Ratio”), for a subscription price of €4.02 per new share (the holders having to exercise their Warrants #2 by multiples of three) during a period of five years from the date on which all of the transactions involved in the Company’s financial restructuring are implemented. This date will be the subject of a press release.

The Exercise Ratio may be adjusted as a result of transactions that the Company implements following the issuance of the Warrants #2 (scheduled for February 21, 2018), in accordance with applicable French laws and regulations and in compliance with contractual provisions, to protect the rights of holders of Warrants #2 (no adjustment will be made as a consequence of the securities issuances contemplated in the financial restructuring plan).

The new shares issued upon the exercise of the Warrants #2 will be ordinary shares of the Company of the same class as the existing shares. They will entitle their holders to all rights attached to them from their date of issue and to all distributions decided by the Company after that date and applications will be submitted periodically to have them admitted to trading on Euronext Paris under the same quotation line as existing shares (ISIN code: FR0013181864).

Conditions to the settlement and delivery

The transactions provided for under the safeguard plan and the Chapter 11 plan (including the Rights Issue) shall be regarded as a whole so that if one of them cannot be implemented, none of them will be implemented. The settlement and delivery of the Rights Issue must occur (i) before February 28, 2018 (or any later date as may be determined in accordance with the terms of the Lock-Up Agreement entered into by the Company on June 13, 2017 (the “Lock-Up Agreement”) and the restructuring support agreement which provides for the backstop commitment of DNCA Invest and the entities managed by DNCA Finance (the “DNCA Entities”) (the “Restructuring Support Agreement”) and (ii) concurrently with the settlement and delivery of the other securities to be issued by the Company in connection with the Company’s restructuring plan.

The settlement and delivery of the Rights Issue and, more generally, the completion of the financial restructuring plan, remain subject to the satisfaction (or waiver) prior to the settlement and delivery of the Rights Issue, of certain conditions precedent set forth in the private placement agreement dated June 26, 2017 (the “Private Placement Agreement”) and in the preparatory documents for the issuance of the New First Lien Notes and the Second Lien Notes (the “Preparatory Documents”). In addition, persons who have committed to subscribe to the Second Lien Notes in the context of the Private Placement Agreement have the right, under certain conditions, to terminate such agreement prior to the settlement and delivery of the Rights Issue. The Restructuring Support Agreement providing for the backstop commitment of the DNCA Entities of the Rights Issue may be terminated under certain conditions, prior to the settlement and delivery of the Rights Issue.

The settlement and delivery of the Rights Issue, as well as the transactions provided for in the Company’s financial restructuring plan might not be implemented in the following cases:

(i)	the breach of any representation and warranty or any covenant made by the Company or certain of its subsidiaries pursuant to the Private Placement Agreement, in each case in any material respects;

(ii)	the absence of execution or delivery of the final documentation related to the issuance of the New First Lien Notes and the Second Lien Notes;

(iii)	the occurrence or existence of any event having individually or in the aggregate a Material Adverse Effect (as such term is defined hereafter);

(iv)	a decision of a competent court or authority restraining or otherwise preventing the implementation of all or part of the Company’s financial restructuring plan;

(v)	an insolvency event of the Company or certain of its subsidiaries (except as resulting from the Company’s financial restructuring plan);

(vi)	a default under the Secured Loans or Senior Notes documentation, provided that such default has not been waived;

(vii)	a material breach of the Lock-Up Agreement by the Company or certain of its subsidiaries, any of the Senior Noteholders or any of the Secured Lenders, if such breach is not cured or remedied within five business days; or

(viii)	a material breach of the Restructuring Support Agreement by the Company that would have a significant adverse impact on the implementation or completion of the Company’s financial restructuring plan, if not cured within 5 business days.

In the event that the settlement and delivery of the Rights Issue is not implemented, investors that acquired Rights on the market would have acquired rights that are no longer valid, leading them to incur a loss equal to the purchase price of such Rights. In addition, if the Rights Issue is not implemented, the subscriptions to the Rights Issue will be cancelled and the amount of subscription prices paid will be returned without interest to the subscribers by the authorized intermediaries.

Subscription commitments and intentions

Apart from the backstop commitment of the DNCA Entities described below in the amount of approximately €71.39 million to be paid in cash, the Company is not aware of the intentions of shareholders or the members of the Company’s board of directors or management bodies in connection with the Rights Issue.

Backstop

In accordance with the Company’s financial restructuring plan, the portion of the Rights Issue not subscribed by the holders of Rights on an irreducible and on a reducible basis will be subscribed:

•	by the DNCA Entities in an amount of up to €71,390,326.24 in cash;

•	by the holders of Senior Notes (if needed after first implementing the backstop commitment from the DNCA Entities set forth above), by way of set-off on a pro rata basis against the face value of part of their claims under the Senior Notes.

The backstop commitment in cash by the DNCA Entities will be compensated by a fee equal to 10% of the amount committed (approximately €7.14 million), which will be paid in cash, whether or not their backstop commitment is actually implemented. However, no compensation or fee will be paid in respect of such backstop commitment if any of the steps of the Company’s financial restructuring plan are not completed. No fee will be paid in respect of the backstop commitment of the holders of Senior Notes.

The backstop commitments referred to above relate to the entire Rights Issue but do not constitute a performance guarantee (garantie de bonne fin) within the meaning of Article L. 225-145 of the French Commercial Code. They may, under certain conditions, be terminated prior to the settlement and delivery of the Rights Issue.

Use of the proceeds

The funds raised in cash from the Rights Issue and the issue of the Second Lien Notes (net of backstop and commitment fees and other costs, expenses or fees related thereto) will be used as follows:

•	first, up to $250 million[1], to provide for CGG group’s financial and operating needs (including (i) the payment of accrued interest under the Convertible Bonds that has not been equitized in the context of the issue of Creditor Shares 1 (i.e. an amount of approximately €4.46 million), and (ii) the payment of restructuring-related fees and expenses other than the backstop fees and expenses and all other fees relating to the Rights Issue and the issue of the Second Lien Notes);

•	secondly, to make the initial repayment, on a pro rata basis, to the secured lenders holding senior first lien secured claims on American subsidiaries of the CGG group, the amount of such repayment being limited to a maximum of $150 million in aggregate;

•	the balance would be kept by the Company to cover (i) its financial needs (including the payment of restructuring-related fees and expenses other than, inter alia, subscription and backstop fees and expenses) and (ii) any delay in the group’s redeployment.

[1]	This amount being converted into euro on the basis of the exchange rate provided for in the safeguard plan, i.e. EUR 1 = USD 1.1206.

Timetable of the Rights Issue

The subscription period of the Rights Issue will begin on January 22, 2018 and end on February 2, 2018 at the end of the trading session. The listing and trading of the Rights on Euronext Paris (ISIN code FR0013310265) will begin on January 18, 2018 and will end on January 31, 2018 at the end of the trading session. The Rights that are not exercised before the end of the subscription period, i.e. before February 2, 2018 at the end of the trading session, will automatically lapse.

The settlement and delivery and the admission to trading on Euronext Paris of the New Shares and the Warrants #2 are scheduled for February 21, 2018. The New Shares will entitle their holders to all rights attached to them, from their date of issue, and to all distributions decided by the Company after that date.

The New Shares will be immediately assimilated to the existing CGG shares and will trade on the same quotation line as the existing shares under ISIN code FR0013181864. The Warrants #2 will be quoted separately under the ISIN code FR0013309622.

For the purpose of this press release:

“Convertible Bonds” means, together, (i) the convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes), bearing interest at a rate of 1.75% and maturing on January 1, 2020, issued by the Company on June 26, 2015, and (ii) the convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes), bearing interest at a rate of 1.25% and maturing on January 1, 2019, issued by the Company on November 20, 2012;

“Material Adverse Effect” means any material adverse effect or material adverse change in (a) the ability of the Company or its group to implement or complete the financial restructuring plan by February 28, 2018 or such other date as may be determined in accordance with the Lock-Up Agreement and the Restructuring Support Agreement; or (b) the consolidated financial position, assets or business of the Company and its controlled subsidiaries, taken as a whole, in each case unless it arises out of, results from, or is attributable to the signature, announcement or execution of the Private Placement Agreement, the Lock-Up Agreement or the Restructuring Support Agreement (as applicable) or other documents relating to the restructuring or transactions contemplated herein or in such documents, including the financial restructuring plan;

“New First Lien Notes” means the new first lien notes to be issued by CGG Holding (U.S.) Inc., in connection with the safeguard plan in exchange for claims under the Secured Loans not repaid in cash;

“Second Lien Notes” means a new notes issuance in an amount of $375 million by way of an issuance by the Company of new high yield second-lien notes governed by New York law;

“Secured Lenders” means the lenders under the facilities comprising the Secured Loans; and

“Senior Notes” means, together, (i) the high yield notes, bearing interest at a rate of 5.875% and maturing in 2020, issued by the Company on April 23, 2014, (ii) the high yield notes, bearing interest at a rate of 6.5% and maturing in 2021, issued by the Company on May 31, 2011, January 20, 2017 and March 13, 2017, and (iii) the high yield notes, bearing interest at a rate of 6.875% and maturing in 2022, issued by the Company on May 1, 2014.

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

Notice

This announcement does not, and shall not, in any circumstances constitute a public offering of securities or an invitation to the public in connection with any offer.

The distribution of this document may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement is an advertisement and not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003, as amended (the “Prospectus Directive”).

With respect to the member States of the European Economic Area which have implemented the Prospectus Directive, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except in accordance with the exemptions set forth in Article 3(2) of the Prospectus Directive, if they have been implemented in that relevant member State, or under any other circumstances which do not require the publication by CGG of a prospectus pursuant to Article 3 of the Prospectus Directive and/or to applicable regulations of that relevant member State.

This document is not an offer of securities for sale nor the solicitation of an offer to purchase securities in the United States of America or any other jurisdiction where such offer may be restricted. Securities may not be offered or sold in the United States of America absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration. The securities of CGG described herein have not been and will not be registered under the Securities Act, and CGG does not intend to make a public offer of its securities in the United States of America.

This document is only being distributed to, and is only directed at (i) persons who are outside the United Kingdom, (ii) persons in the United Kingdom that are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the “Order”), (iii) persons who fall within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iv) any other persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. Any person other than a relevant person should not act or rely on this document or any of its contents.